SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.03d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.03d-2

(Amendment No. 1 )*

RAIT FINANCIAL TRUST

(Name of Issuer)

Common Shares of Beneficial Interest, $1.50 par value per share

(Title of Class of Securities)

749227609

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749227609	SCHEDULE 13G/A

(1)	Name of reporting person Matt McGraner
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 3,000
(6) Shared voting power 0
(7) Sole dispositive power 3,000
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 3,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.2%
(12)	Type of reporting person (see instructions) IN

CUSIP NO. 749227609	13G/A

SCHEDULE 13G/A

This Amendment No. 1 (this “Amendment”) to Schedule 13G (the “13G”) is being filed on behalf of Matt McGraner. This Amendment amends and restates the 13G in its entirety as set forth below.

Item 1(a). Name of Issuer:

RAIT Financial Trust (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

Two Logan Square, 100 N. 18th Street, 23rd Floor, Philadelphia, Pennsylvania 19103

Item 2(a). Name of Persons Filing:

This 13G is filed by and on behalf of Matt McGraner.

Item 2(b). Address of Principal Business Office or, if None, Residence:

300 Crescent Court, Suite 700, Dallas, Texas 75201.

Item 2(c). Citizenship:

Mr. McGraner is a United States citizen.

Item 2(d). Title of Class of Securities:

Common Shares of Beneficial Interest, $1.50 par value per share.

Item 2(e). CUSIP Number:

749227609

Item 3. If this statement is filed pursuant to §§ 240.03d-1(b), or 240.03d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership:

(a) – (c)

The following beneficial ownership of Mr. McGraner as of December 31, 2018 is as follows:

Name of Reporting Person	Amount beneficially owned	Percent of Class1		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Matt McGraner	3,000	0.2	%	3,000	0	3,000	0

1.

The percentage is based on 1,850,471 common shares of beneficial interest, par value $1.50 per share, outstanding as of November 2, 2018, which is the total number of common shares of beneficial interest outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent     of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP NO. 749227609	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

/s/ Matt McGraner
Matt McGraner